UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of
1934
(Amendment No. 1)
		Farnsworth Bancorp, Inc
(Name of Issuer)
		Common Stock, par value
$0.10 per share (Title of Class of
Securities)
		31163N107000
(CUSIP Number)
Jeffrey E. Slemrod


1385 Colony Way 630 Yardley PA 19067
(215) 493-4468
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
		August 29, 2003
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule
13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
Check the following box if a fee is being paid with the statement [ ].
Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the
Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities
of that section of the Act
but shall be subject to all other provisions of the
Act (however, see the
Notes).
1.	Name of Reporting Persons.
	I.R.S. Identification Nos. of above persons
(entities only).
		Jeffrey E. Slemrod
2.	Check the appropriate box if a member of a group
(See
Instructions)
		(a) [  ]
		(b) [  ]
3.	SEC Use Only
4.	Source of Funds (See Instructions)
		PF
5.	Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)           [
]
6.	Citizenship or Place of Organization
		The Reporting Person is a citizen of the
United States
Number of Shares Beneficially Owned By Each Reporting
Person With 7.	Sole Voting Power   19,968
8.	Shared Voting Power 0
9.	Sole Dispositive Power   19,968
10.  Shared Dispositive Power 0
11.  Aggregate Amount Beneficially Owned by Each
Reporting Person
		19,968
12.  Check Box if the Aggregate Amount in Row (11)
Excludes Certain Shares (See Instructions)
[ ]
13.  Percent of Class Represented by Amount in Row
(11)
		4.61%
14.  Type of Reporting Person (See Instructions)
		IN
This statement amends the Schedule 13D, relating to the
Reporting Person's


ownership of common stock, par value $0.10 per share
("Common Stock"), of
Farnsworth Bancorp, Inc. (the "Issuer") , as
originally filed with the
Securities and Exchange Commission on August 1, 2000.
Item 5.   Interest in Securities of the Issuer
	(a)  Amount and Percent Beneficially Owned
		The Reporting Person beneficially owns
19,968 shares of Common
Stock of the Issuer representing 4.61% of the shares
of Common Stock of the
Issuer outstanding.
	(b)  Power to Vote and Dispose of Shares
		The Reporting Person has sole voting
and dispositive power of
the 19,968 shares of Common Stock beneficially owned
by the Reporting Person.
	(c)  Transactions in the Class of Securities
		The Reporting Person has engaged in the
following transaction
during the past 60 days: (i) sale of 1,880 shares of
Common Stock on July 31,
2003 at $18.00 per share; (ii) sale of 500 shares of
Common Stock on August 29,
2003 at $15.75 per share; (iii) sale of 400 shares of
Common Stock on September
4, 2003 at $16.00 per share; and (iv) sale of 1,100
shares of Common Stock on
September 8, 2003 at $16.05 per share.  Each of the
foregoing transactions was
an arms length open market transaction through an NASD
member broker dealer.
(d)  Right of Any Other Person(s) to Receive or Power
to
Direct the
Receipt of	          Dividends from, or Proceeds
from the Sale
of, the
Securities
		N/A.
(e)  Date on Which the Reporting Person Ceased to be
Beneficial Owner of
		More than 5% of Securities
		The Reporting Person ceased to be
beneficial owner of more
than 5% of Common Stock of the Issuer on August 29,
2003
SIGNATURE
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



/s/
Jeffrey E.
Slemrod
Jeffrey E.
Slemrod
Dated:    October 17, 2003
628381.4 10/17/03
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CUSIP No. 31163N107000
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628381.1 10/17/03